Exhibit 99.2

Galloway Capital Partners, LLC

April 10, 2026

Ryan Goepel
President
Global Crossing Airlines Group, Inc.
4200 NW 36th Street, Building 5A
Miami International Airport, 4th Floor
Miami, FL 33166

Dear Ryan:

Galloway Capital Partners, LLC and its affiliates (“Galloway”) have increased their ownership in Global Crossing Airlines Group, Inc. (“Global Crossing” or the “Company”) to approximately 8.10% of the outstanding shares.

We believe Global Crossing represents a compelling investment opportunity and is one of the fastest-growing charter airline companies in the United States. The Company is profitable and, in our view, currently trading at a significant discount to its intrinsic value.

We estimate that the Company has the potential to generate at least $30 million in Ebitda and approximately $90 million in Ebitdar this year. For context, a comparable transaction of the sale of Sun Country Airlines to Allegiant occurred at approximately 6.9x Ebitdar, despite Sun Country exhibiting slower growth characteristics than Global Crossing.

Applying a similar valuation suggests an enterprise value for Global Crossing in excess of $600 million, which equates to approximately $9.50 per share. With the stock currently trading at approximately $0.56 per share, we believe there is a substantial disconnect between the Company’s market price and its underlying value.

We also note that recent market concerns around rising fuel costs appear to be overstated, as the Company’s business model allows it to pass through fuel expenses to customers, limiting direct exposure to fuel price volatility.

In our view, the current valuation does not adequately reflect the Company’s improving financial profile, expanding contract base, and long-term earnings potential.

We are supportive of management’s efforts and would welcome the opportunity to engage constructively with management and the Board to help enhance shareholder value and increase market awareness.

Please feel free to contact me at your convenience at bgalloway@gallowaycap.com.

Very truly yours,

Bruce Galloway
Chief Investment Officer